Exhibit 99.1

Media Release

QIAGEN exceeds outlook for Q2 2025 with solid growth and improved profitability

•Q2 2025 results: Net sales of $534 million (+7% actual rates); adjusted diluted EPS of $0.60

◦Net sales +6% CER (constant exchange rates) above outlook for at least +5% CER and adjusted diluted EPS of $0.62 CER above outlook for at least $0.60 CER

◦29.9% adj. operating income margin up 1.5 percentage points vs. 28.4% in Q2 2024

◦Diagnostic solutions sales +11% CER, driven by QIAstat-Dx (+41% CER) and QuantiFERON (+11% CER) and companion diagnostic partnerships

•2025 net sales outlook increased to +4-5% CER (prior about +4% CER) and +5-6% CER core sales (prior about +5% CER); adj. diluted EPS outlook reaffirmed for about $2.35 CER

Venlo, the Netherlands, August 5, 2025 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced solid results for Q2 2025 that exceeded the outlook, and increased the full-year 2025 outlook for net sales growth while reaffirming the adjusted diluted earnings per share (EPS) target that was raised earlier in the year.

Net sales rose 7% to $534 million compared to Q2 2024, with 6% growth at constant exchange rates (CER) exceeding the outlook for at least 5% CER growth. Core sales, which exclude discontinued products such as NeuMoDx and Dialunox, also rose 6% CER. The adjusted operating income margin increased 1.5 percentage points to 29.9% of sales, driven by efficiency gains across QIAGEN while absorbing the impact of new tariffs. Adjusted diluted EPS was $0.60, with results of $0.62 CER exceeding the outlook for at least $0.60 CER.

Based on the solid performance in H1 2025, and taking into account current macroeconomic trends (including U.S. and China import tariffs), QIAGEN has increased the FY 2025 net sales outlook to 4-5% CER growth (prior about 4% CER growth) and 5-6% CER core sales growth (prior about 5% CER growth), and reaffirmed the adjusted diluted EPS target of about $2.35 CER, which was increased by seven cents in April 2025, and for an adjusted operating income margin of about 30%.

“Our teams achieved another solid performance in Q2 2025, with results ahead of our outlook for both sales and adjusted earnings. QIAstat-Dx and QuantiFERON posted strong double-digit growth, while QIAcuity and QIAGEN Digital Insights continued to expand their contributions. Sample technologies saw good demand for automated consumables, and we are preparing to launch three important new instruments starting in late 2025 to support future growth. These results reflect focused execution, strategic investments and disciplined management. We are on track to achieve our upgraded 2025 targets and deliver solid profitable growth,” said Thierry Bernard, CEO of QIAGEN.

“QIAGEN delivered strong financial results in Q2 2025, with the adjusted operating margin rising to 29.9 percent as we progress toward our 2028 goal for at least 31% faster than planned. Efficiency gains and disciplined cost management are supporting reinvestments in key initiatives while maintaining strong cash flow. As part of our capital allocation strategy, we have now returned over $350 million to shareholders in 2025 through the synthetic share repurchase and our first-ever cash dividend. We remain focused on funding innovation and creating value through an ongoing balanced and disciplined approach,” said Roland Sackers, CFO of QIAGEN.

Key figures

In $ millions (Except EPS and diluted shares)	Q2			H1
	2025	2024	Change	2025	2024	Change

Net sales	534	496	+7%	1,017	955	+6%
Net sales - CER	526		+6%	1,017		+6%
Operating income	122	(228)	NM	237	(133)	NM
Net income	96	(183)	NM	187	(103)	NM
Diluted EPS	$0.44	($0.82)	NM	$0.85	($0.46)	NM
Diluted shares (in millions)	218	224		219	225

Adjusted operating income	160	141	+13%	304	259	+17%
Adjusted net income	132	123	+8%	253	226	+12%
Adjusted diluted EPS	$0.60	$0.55	+9%	$1.15	$1.00	+15%
Adjusted diluted EPS - CER	$0.62		+13%	$1.17		+16%
Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Q2 2025 net sales rose 6% CER over Q2 2024, while core sales (excluding discontinued products) grew 6% CER. Diagnostic solutions led the performance among product groups with 11% CER growth (13% CER core growth) driven by strong gains from QIAstat-Dx (+41% CER) and QuantiFERON (+11% CER). PCR / Nucleic acid amplification technologies also delivered growth, led by QIAcuity digital PCR. Within Sample technologies, sales of automated kits grew at a mid-single-digit CER rate. Genomics / NGS sales were largely unchanged from Q2 2024. Consumables and related revenues rose 6% CER, while instrument sales grew 4% CER compared to Q2 2024 despite ongoing cautious spending trends among Life Sciences customers.

•Operating income: In Q2 2025, operating income was $122 million compared to an operating loss in the year-ago period, and results in Q2 2025 included $12.5 million of pre-tax charges related to the efficiency program. Adjusted operating income, which excludes this charge as well as other items in both periods, rose 13% to $160 million. The adjusted operating income margin improved to 29.9% of sales in Q2 2025, up 1.5 percentage points from 28.4% in Q2 2024. On a constant exchange rate basis, the margin rose even more sharply to 30.8%. This improvement was driven by a combination of higher organic sales, ongoing efficiency initiatives and the discontinuation of NeuMoDx. The adjusted gross margin benefited from a quarter with a solid product mix while absorbing the impact from tariffs and currency movements, declining to 66.7% from 67.2% in Q2 2024. R&D investments were 8.9% in Q2 2025 compared to 9.9% in the year-ago period, and aligned with the target for about 9-10%. Sales and marketing expenses were 22.1% compared to 23.1% in Q2 2024 amid an ongoing high level of customer engagement. General and administrative expenses were slightly lower at 5.7% in Q2 2025 compared to 5.8% in the prior-year quarter, reflecting strong cost discipline while continuing to support strategic IT upgrades such as the SAP system migration.

•Earnings per share (EPS): Diluted EPS for Q2 2025 was $0.44 compared to a net loss per share of $0.82 in Q2 2024. Adjusted diluted EPS was $0.60, with results of $0.62 CER exceeding the outlook for at least $0.60 CER. For Q2 2025, the adjusted tax rate of 20% was above the outlook for about 19%, while the number of diluted shares of 218.2 million was in line with the outlook.

Sales by product groups

In $ millions	Q2				H1
	2025 sales	2024 sales	Change	CER change	2025 sales	2024 sales	Change	CER change

Sample technologies	166	164	+2%	0%	316	318	-1%	-1%
Diagnostic solutions	206	185	+12%	+11%	393	355	+11%	+11%
Of which QuantiFERON	129	115	+12%	+11%	245	217	+13%	+13%
Of which QIAstat-Dx	34	24	+45%	+41%	68	49	+40%	+39%
Of which NeuMoDx	3	7	-58%	-59%	9	16	-46%	-46%
Of which Other	40	39	+4%	+4%	71	73	-3%	-2%
PCR / Nucleic acid amplification	80	76	+5%	+3%	156	144	+9%	+8%
Genomics / NGS	59	58	+1%	0%	112	113	-1%	-1%
Other	22	14	+61%	+60%	40	25	+59%	+62%
Total net sales	534	496	+7%	+6%	1,017	955	+6%	+6%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales in Q2 2025 were unchanged at CER rates compared to the prior-year period. Automated kit sales rose at a mid-single-digit CER rate, but were offset by a decline in manual kits. Instrument sales remained stable compared to the year-ago period, supported by continued placements of the QIAsymphony Connect, QIAcube Connect and EZ2 Connect systems despite a challenging customer spending environment. Regionally, sales rose at a mid-single-digit CER rate in the Americas, while the EMEA and Asia-Pacific / Japan regions saw low single-digit declines.

•Diagnostic solutions: Sales rose 11% CER in Q2 2025 to $206 million, with core sales up 13% CER excluding the NeuMoDx system that was discontinued in June 2025. Consumables grew at a double-digit CER rate. QIAstat-Dx led the performance with 41% CER growth, driven by solid double-digit gains across all regions and placements exceeding the target of at least 150 systems per quarter. Sales of the QuantiFERON latent TB test grew 11% CER, supported by continued solid conversion from the skin test in the Americas and EMEA regions along with broader test market expansion. Companion diagnostic revenues rose over 20% CER in Q2 2025 due to new collaborations involving QIAcuityDx, QIAstat-Dx and next-generation sequencing (NGS) with leading pharmaceutical industry partners.

•PCR / Nucleic acid amplification: Sales rose 3% CER to $80 million over Q2 2024. QIAcuity delivered growth in consumables, while instrument sales were slightly below year-ago levels due to ongoing cautious customer spending. Other PCR consumables sales were slightly lower compared to Q2 2024.

•Genomics / Next-generation sequencing (NGS): Sales were steady at $59 million compared to Q2 2024. The QIAGEN Digital Insights (QDI) bioinformatics business grew at a low-single-digit CER pace, as double-digit growth in clinical applications absorbing weaker demand among research customers affected by funding pressure. QDI results were also adversely impacted by the transition to subscriptions (SaaS, or Software as a Service) from multi-year licensing agreements. Sales of universal NGS panels for use on any sequencer showed gains, but were partially offset by softer demand for other NGS consumables and services.

•Other: Sales growth in this category primarily reflected ongoing revenues from the Dialunox system ahead of its planned discontinuation in mid-2025. A smaller contribution came from surcharges for tariffs introduced in 2025.

Key cash flow data

In $ millions	Q2			H1
	2025	2024	Change	2025	2024	Change

Net cash provided by operating activities	161	167	-3%	301	300	0%
Purchases of property, plant and equipment	(40)	(38)	+5%	(84)	(75)	+12%
Free cash flow	121	129	-6%	217	225	-3%

Net cash (used in) provided by investing activities	(42)	(18)	NM	78	(11)	NM
Net cash used in financing activities	(28)	(127)	NM	(315)	(419)	NM
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $301 million in H1 2025 compared to $300 million in the same period of 2024. Results for the 2025 period included benefits from reduced working capital requirements and ongoing efforts to optimize cash generation, but also absorbed about $36 million in cash restructuring payments for the efficiency program. Free cash flow declined slightly to $217 million in H1 2025, primarily due to an increase in investments in property, plant and equipment for projects including the SAP system upgrade.

•As of June 30, 2025, cash, cash equivalents and short-term investments totaled $1.0 billion compared to $1.2 billion at year-end 2024. Key cash flow items during the 2025 period included the return of about $300 million to shareholders in January through a synthetic share repurchase, which reduced outstanding shares by 6.2 million (or approximately 2.8%). The leverage ratio (net debt to adjusted EBITDA) increased to 0.6x at the end of Q2 2025 from 0.3x at the end of 2024. In Q3 2025, the first-ever annual cash dividend of approximately $54 million was paid in July. Additionally, QIAGEN currently anticipates that about $500 million will be paid out in December 2025 for the 2027 convertible notes during an early redemption period.

Portfolio update

QIAGEN is executing on targeted initiatives across its Sample to Insight portfolio focused on helping more than 500,000 customers worldwide to advance science and improve healthcare.

•QIAGEN Digital Insights: In May 2025, QIAGEN acquired Genoox, adding the Franklin cloud platform to its clinical genomics offering. Franklin enables scalable, AI-based interpretation of NGS data to support decision-making in treating rare diseases, cancer and reproductive health issues. Used in over 4,000 labs, it complements QCI Interpret and QCI Precision Insights. The integration of QIAGEN’s proprietary content is expected to enhance diagnostic accuracy and strengthen QDI's position in clinical NGS interpretation, especially for small and mid-sized labs.

•Sample technologies: Development is progressing on three new sample preparation platforms: QIAsymphony Connect in 2025, followed by QIAsprint Connect and QIAmini in 2026. Designed for improved automation, flexible throughput and connectivity, these systems aim to expand the installed base in clinical and research settings.

•QIAcuity: Partnerships are expanding QIAcuity’s role in oncology. ID Solutions is providing multiplex assays for detecting cancer mutations in cfDNA and FFPE samples. A separate agreement with Tracer Biotechnologies focuses on developing MRD (minimal residual disease) tests for solid tumors. These initiatives are intended to support decentralized clinical trials and future companion diagnostics.

•Precision Medicine: In June 2025, QIAGEN expanded its pipeline of NGS-based companion diagnostics. A global partnership with Incyte seeks to develop a test for CALR gene mutations in patients with myeloproliferative neoplasms. A collaboration with Foresight Diagnostics aims to transition the CLARITY ctDNA assay for lymphoma from a central lab service into a diagnostic kit for clinical trial use.

Outlook

Full-Year 2025: QIAGEN has updated its outlook for FY 2025 net sales to grow 4-5% CER (prior about 4% CER), including 5-6% CER growth in the core business excluding revenues from discontinued products (prior about 5% CER). Adjusted diluted earnings per share (EPS) are reaffirmed for about $2.35 CER following the increased outlook in April 2025 from the initial FY 2025 target of $2.28 CER. This outlook takes into consideration the current challenges in the macro environment, including expected headwinds from U.S. and China import tariffs. The adjusted operating income margin is expected to be about 30% for 2025 compared to 28.7% in 2024. Based on exchange rates as of August 1, 2025, currency movements against the U.S. dollar are now expected for FY 2025 to have a positive impact on net sales of about one percentage point and an adverse impact of about $0.02 per share on adjusted diluted EPS results.

Q3 2025: Net sales are expected to grow at least 4% CER (core sales at least 5% CER) compared to $502 million in Q3 2024. Adjusted diluted EPS is expected to be at least $0.58 CER compared to $0.57 in the year-ago period. Currency movements against the U.S. dollar are expected for Q3 2025 to have a positive impact on net sales of up to one percentage point and to be neutral on adjusted diluted EPS results.

Investor presentation and conference call

A conference call is scheduled for Wednesday, August 6, 2025, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be available in the Investor Relations section of the QIAGEN website (www.qiagen.com), with a recording accessible after the event. The accompanying presentation will be published in advance under "Events and Presentations" in the same website section.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to provide deeper insight into its business performance. These include core sales (excluding discontinued products), adjusted gross margin and profit, adjusted operating income and expenses, adjusted operating income margin, adjusted net income, adjusted income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted tax rate, and free cash flow. Free cash flow is calculated as cash flow from operating activities less capital expenditures for property, plant and equipment. Adjusted results are non-GAAP measures that QIAGEN views as complementary to GAAP-reported results. They exclude items considered outside of ongoing core operations, subject to significant period-to-period fluctuation, or that reduce comparability with competitors and historical performance. QIAGEN also uses these non-GAAP and constant currency measures internally for planning, forecasting, reporting, and employee compensation purposes. These metrics support consistent comparison of current and past performance, which has historically been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of June 30, 2025, QIAGEN employed approximately 5,700 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN’s products, development timelines, marketing and/or regulatory approvals, financial and operational outlook, growth strategies, collaborations and operating results, such as expected adjusted net sales and adjusted diluted earnings, are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to, challenges in managing growth and international operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies), variability in operating results, and the commercial development of products for customers in the Life Sciences and clinical healthcare markets; changes in relationships with customers, suppliers or strategic partners; competition and rapid technological change; fluctuating demand for QIAGEN’s products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining product regulatory approvals; and challenges in integrating QIAGEN’s products into manufacturing process workflows and manufacturing at scale. Additional risks include market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other force majeure events. There is also no guarantee that anticipated benefits from restructuring programs and acquisitions will materialize as expected. For a more complete discussion of risks and uncertainties, please refer to the “Risk Factors” section in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.
Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months		Six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

Net sales	$533,540	$496,347	$1,016,996	$955,143
Cost of sales:
Cost of sales	185,951	446,371	347,245	598,105
Acquisition-related intangible amortization	13,303	15,212	26,784	31,285
Total cost of sales	199,254	461,583	374,029	629,390
Gross profit	334,286	34,764	642,967	325,753
Operating expenses:
Sales and marketing	118,097	114,686	224,431	225,807
Research and development	47,750	49,103	91,533	100,436
General and administrative	30,648	28,618	62,256	56,186
Acquisition-related intangible amortization	1,817	2,714	3,610	5,436
Restructuring, acquisition, integration and other, net	14,072	68,080	23,888	71,378
Total operating expenses	212,384	263,201	405,718	459,243
Income (loss) from operations	121,902	(228,437)	237,249	(133,490)
Other income (expense):
Interest income	13,859	16,912	29,249	34,670
Interest expense	(7,605)	(10,922)	(14,899)	(21,214)
Other expense, net	(1,335)	(1,004)	(5,229)	(1,127)
Total other income, net	4,919	4,986	9,121	12,329
Income before income tax expense (benefit)	126,821	(223,451)	246,370	(121,161)
Income tax expense (benefit)	30,571	(39,991)	59,362	(18,374)
Net income (loss)	$96,250	($183,460)	$187,008	($102,787)

Diluted earnings (loss) per common share (1)	$0.44	($0.83)	$0.85	($0.46)
Diluted earnings per common share (adjusted) (1)	$0.60	$0.55	$1.15	$1.00
Diluted shares used in computing diluted earnings per common share	218,183	224,016	219,186	225,294
(1) Reported diluted net loss per common share based on basic shares for Q2 2024 of 222.0 M. Adjusted diluted EPS calculated using 224.0 M diluted shares. Reported diluted net loss per common share based on basic shares for H1 2024 of 222.9 M. Adjusted diluted EPS calculated using 225.3 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended June 30, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	533.5	334.3	121.9	126.8	(30.6)	24%	96.2	$0.44
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	8.4	22.5	22.5	(4.6)		17.9	0.08
Purchased intangibles amortization	—	13.3	15.1	15.1	(3.8)		11.3	0.05
Non-cash other income, net (b)	—	—	—	0.1	—		0.1	0.00
Certain income tax items (c)	—	—	—	—	6.4		6.4	0.03
Total adjustments	—	21.7	37.6	37.7	(2.0)		35.7	0.16
Adjusted results	533.5	356.0	159.5	164.5	(32.6)	20%	131.9	$0.60

*Using 218.2 M diluted shares

Six months ended June 30, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	1,017.0	643.0	237.2	246.3	(59.3)	24%	187.0	$0.85
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	12.2	36.1	36.1	(7.4)		28.7	0.13
Purchased intangibles amortization	—	26.8	30.4	30.4	(7.6)		22.8	0.10
Non-cash other income, net (b)	—	—	—	2.6	—		2.6	0.01
Certain income tax items (c)	—	—	—	—	11.8		11.8	0.05
Total adjustments	—	38.9	66.5	69.1	(3.2)		65.9	0.30
Adjusted results	1,017.0	681.9	303.7	315.4	(62.5)	20%	252.9	$1.15

*Using 219.2 M diluted shares
(a) Results include costs for acquisition projects, including the acquisition of GNX Data Systems Ltd. (doing business as Genoox) completed in May 2025. It also includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects and their subsequent integration.
(b) Adjustment includes the full impairment of an equity method investment.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(In $ thousands, except par value)	June 30, 2025	December 31, 2024 (revised)

Assets
Current assets:
Cash and cash equivalents	$733,815	$663,555
Short-term investments	220,000	489,437
Accounts receivable, net	385,758	349,278
Inventories, net	292,550	279,256
Prepaid expenses and other current assets	186,866	178,327
Total current assets	1,818,989	1,959,853
Long-term assets:
Property, plant and equipment, net	874,949	753,611
Goodwill	2,551,990	2,425,418
Intangible assets, net	314,242	303,815
Other long-term assets	263,588	246,925
Total long-term assets	4,004,769	3,729,769
Total assets	$5,823,758	$5,689,622
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$559,187	$551,883(1)
Accrued and other current liabilities	486,788	406,876
Accounts payable	82,339	83,272
Total current liabilities	1,128,314	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	884,849	839,665(1)
Other long-term liabilities	305,105	240,587
Total long-term liabilities	1,189,954	1,080,252(1)
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	2,529	2,601
Additional paid-in capital	1,409,013	1,666,070
Retained earnings	2,517,965	2,448,122
Accumulated other comprehensive loss	(387,664)	(474,539)
Less treasury stock, at cost — 851 and 1,614 shares, respectively	(36,353)	(74,915)
Total equity	3,505,490	3,567,339
Total liabilities and equity	$5,823,758	$5,689,622

(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion', and the corresponding balances of total current liabilities and total long-term liabilities, have been adjusted to correct the classification with respect to $498.4 million of the 2027 convertible notes previously classified as long-term which should have been classified as current under U.S. GAAP, based on a bondholder put date of December 17, 2025 on the $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027. See our Report of Foreign Private Issuer on Form 6-K to which we will furnish this press release as an Exhibit for more information about this change in classification.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Six Months Ended June 30,
	2025	2024

Cash flows from operating activities:
Net income (loss)	$187,008	($102,787)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	93,386	107,723
Non-cash impairments	2,537	194,011
Amortization of debt discount and issuance costs	1,124	10,172
Share-based compensation expense	23,096	23,943
Deferred tax expense (benefit)	3,175	(24,643)
Loss on marketable securities	968	497
Other items, net including fair value changes in derivatives	8,615	3,462
Change in operating assets, net	(19,934)	56,617
Change in operating liabilities, net	1,200	30,700
Net cash provided by operating activities	301,175	299,695
Cash flows from investing activities:
Purchases of property, plant and equipment	(84,092)	(74,774)
Purchases of intangible assets	(1,008)	(2,496)
Purchases of short-term investments	(134,720)	(257,148)
Proceeds from redemptions of short-term investments	402,057	287,852
Cash paid for acquisitions, net of cash acquired	(66,595)	—
Cash (paid) received for collateral asset	(36,046)	36,692
Purchases of investments, net	(1,512)	(1,532)
Net cash provided by (used in) investing activities	78,084	(11,406)
Cash flows from financing activities:
Capital repayment	(280,086)	(292,099)
Repayment of long-term debt	—	(101,536)
Tax withholding related to vesting of stock awards	(15,227)	(27,014)
Cash (paid) received for collateral liability	(9,940)	2,050
Cash paid for contingent consideration	(9,219)	—
Other financing activities	(226)	(871)
Net cash used in financing activities	(314,698)	(419,470)
Effect of exchange rate changes on cash and cash equivalents	5,699	(3,259)
Net increase (decrease) in cash and cash equivalents	70,260	(134,440)
Cash and cash equivalents, beginning of period	663,555	668,084
Cash and cash equivalents, end of period	$733,815	$533,644

Reconciliation of free cash flow(1)
Net cash provided by operating activities	$301,175	$299,695
Purchases of property, plant and equipment	(84,092)	(74,774)
Free cash flow	$217,083	$224,921
(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.